Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 7 DATED DECEMBER 6, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 22, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 22, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 23, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Senior Mortgage Loan – Mosby University City, LLC

On November 30, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $4,400,000, (the “Middleburg University City Senior Loan”). The borrower, Mosby University City, LLC, a Delaware limited liability company (“Mosby University City”), used the loan proceeds to acquire an approximately 14 acre parcel of land. Middleburg University City intends to apply for permits to complete construction of a 309-unit, 2, 4 and 5-story, new construction market-rate apartment community located at 7226 North Tryon St in Charlotte, NC (the “Mosby University City Property”).

Mosby University City is managed by Middleburg Real Estate Partners (“Middleburg”). Middleburg is a fully integrated real estate operating company specializing in the acquisition, development, and management of quality apartment communities throughout the Mid-Atlantic and the southeastern United States. Over its lifetime, Middleburg has owned and managed over 34 deals and deployed over $300 million. On the original closing date of the Middleburg University City Senior Loan, Mosby University City was capitalized with approximately $1,482,000 of equity capital from the borrower.

The Middleburg University City Senior Loan bears an interest rate of 11.0% per annum, with an amount equal to 11.0% per annum paid current on a monthly basis through the maturity date, May 31, 2019 (the “Middleburg University City Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the Middleburg University City Senior Loan amount, as well as an approximate $30,000 in due diligence fees and third-party reimbursements, paid directly by Mosby University City.

Mosby University City has the ability to extend the Middleburg University City Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and Mosby University City will be required to pay an extension fee of 0.5% of the funding provided. During the extension period, the interest rate will increase to 12.0%.

Middleburg and a principal of the sponsor have provided customary bad boy carve-out guarantees (collectively, the “Guarantors”).

As of its closing date the Middleburg University City Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 80.0%. The LTPP ratio is the amount of the Middleburg University City Senior Loan divided by the land purchase price. As of its closing date, the Middleburg University City Senior Loan’s as-is loan-to-value ratio, or the LTV ratio, was approximately 73.2%. The LTV ratio is the amount of the Middleburg University City Senior Loan divided by a February 2018, third-party appraised value of the Mosby University City Property. There can be no assurance that such value is correct.

The Mosby University City Property is located inside the city of Charlotte within Mecklenburg County, approximately 6.8 miles northeast of downtown Charlotte. Generally, the boundaries of the immediate area are University City Boulevard to the north, Old Concord Road to the south and east, West Sugar Creek Road to the west. The site is located adjacent to the LYNX Blue Line light rail extension providing access to downtown Charlotte.

As the Middleburg University City Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative, reviewed and approved of the transaction prior to its consummation.